# Sunjoined

Technology | Infrastructure | Retail | Agriculture | B2B

## Nationwide network for the vertical hemp industry in 7 states and growing

SUNJOINED.COM LEXINGTON





*My interest in creating efficient supply chains and interest in hemp byproducts created the perfect situation for growing a network from the ground up. I also believe in utilizing networks to provide power to the small players in a market. Networks are great equalizers.*

**Lamar Wilson** Founder @ Sunjoined

### Why you may want to support us...

1. Our mission is to help family farmers make a living by growing hemp
2. Our farmers are in 7 states, and our inquiries to join increase daily.
3. In 3 months, 700+ people have signed up and shown interest in marketing and distributing hemp products with Sunjoined.
4. CBD, one of hemp's products, is expected to reach $22B in market size by 2022.
5. Lamar is former CEO for supply chain blockchain company. Investors: 500 Startups, Tim Draper, and Cross Cut Ventures. Hijro customers: JPMC + Wells Fargo
6. Chief Grower Joel has 15+ years experience growing cannabis (hemp is cannabis plant), which will help our network farmers who are brand new to hemp
7. Our parent company, Wilsondom raised over 100k+, to sponsor hemp farmers, from businesses from all over the US, in just a few months leading up to grow season
8. Sunjoined Hemp Facebook group is growing fast, membership rose 290% in July

## Why investors ❤ us

WE'VE RAISED $525,135 SINCE OUR FOUNDING

*All of his businesses are reputable and I have never had any problems*

**Frederick Moore**

Investor

INVESTOR



*Thanks for this awesome opportunity to invest in your company. I look forward to growing with you*

**Shera Harris**

Hello I'm Chera Re'nee



*I considered the possibility...*

**Marcelle BURNETT-DOUGLAS**

SEE MORE

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Lamar Wilson**

Founder

*An early blockchain pioneer, Lamar raised money from the likes of 500 Startups, Cross Cut ventures and Tim Draper, to create the world's first blockchain for supply chain finance, Hijro. The hemp supply chain is next.*



**Joel Williams**

Master Grower

*Over 30 years farming. 15 years growing cannabis, Kashta is a veteran farmer and cannabis expert.*

## In the news

PEW

**Where Are the Black Hemp Farmers?**

Stateline Daily Email Sign up for our daily update - original reporting on state policy, plus the day's five top reads from around the web. Stateline Weekly Email Sign up for our weekly newsletter-our best original

April 1, 2019 @ pewtrusts.org

# Sunjoined, the world's largest decentralized hemp network

In 2012--13, Lamar Wilson came across an article on social media about the amazing benefits of hemp. Being a lifelong entrepreneur, Lamar saw the economic benefits of the plant but also saw the sustainable nature of hemp as an accessible renewable resource. Lamar, a Kentucky-native, realized that hemp could be an incredible economic engine for dormant family farms. It could help resurrect some farms due to hemp's incredible flexibility.

But there was one problem. In 2012, it was illegal to grow or process hemp in the United States. It was still on the federal controlled substance list. So the idea of Sunjoined had to wait for its moment in the Sun.

## Hemp Freedom ......The Farm Bill of 2018

The Farm Bill of 2018 was passed on Dec 20. This bill removed hemp from the federally controlled substance list and opened the door for Sunjoined to form.

Lamar immediately went through the licensing process for Kentucky and Kansas, and began the journey of building the world's largest hemp network. He recruited longtime cannabis horticulturalist, Joel "Kashta" Williams and raised money from people across the U.S. to sponsor grows for first-time hemp growers and family farmers in 3 states. These sponsorships provided seeds, equipment, resources, and best practices to help aid in the successful cultivation and harvest of high CBD hemp materials.

Many of the farms that were initially sponsored were African American farms. This is significant because across the country, African American farmers are becoming extinct. Today, only 1.4% of all U.S. farmers are Black.

Providing access and resources to marginalized farms is part of Sunjoined mission. Sunjoined farm network helps marginalized farmers, regardless of race, creed, sexuality, disability, to fight toe to toe with some of the largest agricultural corporations in the world, by working together.

## After only 4 months, we're in 7 states, and receive inquiries to join, daily. Currently over 20000+ acres of capacity.


Join the Network!
SUNJOINED
Together we're better

### More on the vision, Interview with Branded 78

https://www.facebook.com/bigmarh/videos/438069550201524/


Lamar Wilson was Live • Follow
Share

## Grass roots digital distribution!

Along with growing a network of farmers, Sunjoined has begun setting the pillars of an organic distribution network. The Sunjoined Hemp Group has grown to over 2,400 people within a few months of launching.

This group on Facebook was birthed from another group of economically minded people called Koinda. Koinda, also co-founded by Lamar Wilson, grew to over 25,000 members in a year, and is filled with business and economic minded individuals who, many of which, are eager to join a vertically integrated distribution network that benefits all parties, from the farm to the shelf. Many of the members of Koinda were some of the first sponsors and farmers in the network.

Currently over 700 members between these two networks are signed up to begin marketing and distributing products with Sunjoined, for our family farmers.



*Some of Sunjoined's farming partners*

The value is in the network and as the network grows so does the value to every participant in it. We are currently building the network through social media and gaining tremendous traction.


Total Members
May 30, 2019 - Jul 28, 2019
2.7K Members
3.00K
2.00K
1.00K
0
May 30
Jun 7
Jun 15
Jun 24
Jul 2
Jul 11
Jul 19
Jul 28
2,684
Total Members
+372%

*latest two month growth of the Sunjoined Facebook Group*

## CBD: a $22 billion industry by 2022

The popularity of CBD has taken off in the United States and the industry is still very early. CBD is a compound found in cannabis plants that have been used in cremes, oils, pet food, and even ice cream. The industry is young and ripe for innovation. CBD products are the initial focus of the materials in the Sunjoined supply chain.

Sunjoined is on the ground floor. Having network participants along the entire supply chain, uniquely places the Sunjoined network in a position to control an entire industry vertical, which increases profits for all participants in the network.

### Why are we raising now?

Sunjoined is raising funds right now to get a head start on building this network. Our competitors believe in creating silos and driving farmer revenues to the bottom through competition, which in turn creates an unhealthy supply chain. Sunjoined can get a fair price for all farmers by collectively working together, which creates a healthy foundation for the supply chain of large professional buyers and the Sunjoined distribution network. When farmers are happy, they have the resources and morale to produce better crops.

Sunjoined will utilize the invested funds to begin building infrastructure to support network farmers. We will help to mitigate the risk of growing such a new crop by providing education, best practices, on-site consultation, plant starts, and equipment. The funds will also allow us to keep a great chief grower on staff to help bring along new farmers. Sunjoined is investing first in the foundation of the network, the farmers and their crops.

### The Future is Sunny!

The future is bright for Sunjoined. In the same way Uber is the world's largest taxi company, without owning any taxis, Sunjoined aims to be the greatest supplier of hemp in the world, while allowing small farmers to keep control of their farms. Sunjoined will be the connective tissue that binds the entire vertical of decentralized entities into one amazing network for change.

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Sunjoined is a network of trusted hemp farmers. We plant, grow, harvest, process, sell, and distribute hemp materials and products.

### Where will your company be in 5 years?

In five years, Sunjoined aims to be the largest network of hemp farmers in the United States. We will also have the largest distributed network of individual distributors of hemp related products on Earth.

### Why did you choose this idea?

My interest in creating efficient supply chains and interest in hemp byproducts created the perfect situation for growing a network from the ground up. I also believe in utilizing networks to provide power to the small players in a market. Networks are great equalizers.

### What's new about what you're making? How is it different?

Hemp processors are looking for high quality hemp materials. The way many large processors attempt to achieve this is by establishing their own farm network. But as new processors launch they are met with a limited supply of farmers, due to exclusivity contracts signed by farmers with these large processors.Sunjoined on the other hand doesn't have exclusive contracts. Farmers in Sunjoined, combine supply to provide high quality hemp to any processors. That way farmers are not negotiating against other farmers for price and focusing on providing great quality. For processors looking for material, they can now come to a single source that has a set of standards that will aid them in processing more efficiently. Sunjoined also cuts down on processors having to manage the network themselves.

### How will you make money?

Sunjoined makes money by providing brokering services for all parties in the industry. By connecting interested parties, Sunjoined benefits the entire process and is compensated with a small fee. Sunjoined also grows alongside other network farmers to add more acreage to total supply. Some of Sunjoined farmed materials will be used to establish a direct to consumer distribution network.

### What do you understand about your business that others don't get?

As the hemp industry grows, the need for a network of highly knowledgable farmers will help to enable a stronger foundation for the industry as a whole. The hemp industry is in a resurrected infancy. Many farmers have very little knowledge of how and what to grow in terms of hemp. This lack of knowledge is felt directly by farmers and buyers. Sunjoined solves this problem by providing best practices and processes to all farmers in the network. Also, early on some processors have not had the best relationship with farmers, due to issues such as increased delay in pay, lower than market prices, and long term exclusive contracts. Creating a network of great farmers not only adds transparency of processes but also allows Sunjoined to work on behalf of farmers to establish fair and mutually beneficial relationships with buyers. To achieve this goal, Sunjoined will utilize amazing cutting edge technology for connectivity and automation of the financial and logistical supply chain.

### How big is the market?

The CBD market could reach $24 billion by the year 2024, according to BDS Analytics and Arcview Market Research. BDS Analytics is predicting a compound annual growth rate of 49 percent by 2024 across all distribution channels. The average CBD user is 40 years old, has higher education, and is employed full time.

# Financials

Sunjoined has financial statements ending December 31 2019. Our cash in hand is $182,949, as of December 2019. Over the three months prior, revenues averaged $13,667/month, cost of goods sold has averaged $10,190/month, and operational expenses have averaged $12,558/month.

## At a Glance

May 14 to December 31

**$41,048**
Revenue

**-$3,123**
Net Loss

**$9,124**
Short Term Debt

**$0**
Raised in 2019

**$182,949**
Cash on Hand

INCOME | BALANCE | NARRATIVE

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

Sunjoined is a network of trusted hemp farmers. We plant, grow, harvest, process, sell, and distribute hemp materials and products.

In five years, Sunjoined aims to be the largest network of hemp farmers in the United States. We will also have the largest distributed network of individual distributors of hemp related products on Earth.

### Milestones

Sunjoined LLC was incorporated in the State of Kentucky in May 2019.

Since then, we have:

- Our mission is to help family farmers make a living by growing hemp
- Our farmers are in 7 states, and our inquiries to join increase daily.
- In 3 months, 700+ people have signed up and shown interest in marketing and distributing hemp products with Sunjoined.
- CBD, one of hemp's products, is expected to reach $22B in market size by 2022.
- Lamar is former CEO for supply chain blockchain company. Investors: 500 Startups, Tim Draper, and Cross Cut Ventures. Hijro customers: JPMC + Wells Fargo
- Chief Grower Joel has 15+ years experience growing cannabis (hemp is cannabis plant), which will help our network farmers who are brand new to hemp

- Our parent company, Wilsondom raised over 100k+, to sponsor hemp farmers, from businesses from all over the US, in just a few months leading up to grow season

**Historical Results of Operations**

Our company was organized in May 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $41,048. Our gross margin was 37.28%.
- *Assets.* As of December 31, 2019, the Company had total assets of $236,570, including $182,949 in cash.
- *Net Loss.* The Company has had net losses of $3,123.48 for 2019.
- *Liabilities.* The Company's liabilties totaled $9,124 for 2019.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Sunjoined LLC cash in hand is $182,949, as of December 2019. Over the last three months, revenues have averaged $13,667/month, cost of goods sold has averaged $10,190/month, and operational expenses have averaged $12,558/month, for an average burn rate of $9,081 per month. Our intent is to be profitable in 24 months.

Over the next year we will see a significant change in our revenue due to the harvesting, processing and distribution of Hemp based products. Due to Covid 19 sales have begun to slow and may take some time to recover, after quarantines are final.

Over the next 3-6 months our revenue should avg $15k per month with expenses staying around the $25k-$28k a month.

We do not have any other sources of capital at this time. We have not taken on any other debt.

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

| Net Margin: | Gross Margin: | Return on Assets: |
| --- | --- | --- |
| -8% | 37% | -1% |
| **Earnings per Share:** | **Revenue per Employee:** | **Cash to Assets:** |
| N/A | $41,048 | 77% |
| **Revenue to Receivables:** | **Debt Ratio:** | |
| ~ | 4% | |

Sunjoined LLC - Combined.pdf

Sunjoined LLC Financial Statements- Reviewed.pdf

# Risks

1. CBD is a naturally occurring compound found in hemp that has been known to help with many ailments, including but not limited to insomnia and inflammation. Even though there are many people who share anecdotal evidence of its benefits, several government organizations are looking to add more regulation to the industry. This could create limitations or bans on one of the most demanded byproducts of hemp cultivation and processing.

2. Farming is a risky endeavor. Due to risks, like natural disasters, drought, pest, disease and fire; farming any crop is left up to nature. Therefore there is no guarantee that the crop will even make it to harvest. Usually agricultural crops have access to insurance products that help mitigate these risks. With Industrial Hemp, insurance products have been delayed due to the recent signing of the 2018 Farm Bill.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

5. Industrial Hemp is categorized, in most states, as cannabis with less than .3% THC. Environmental differences, harvest timing, and risky seeds or propagules could cause cultivated crops to be destroyed in most state programs. If the crop "runs hot" then a farmer could lose their entire investment.

6. The FDA hasn't taken a definitive stance on natural CBD being safe for food products. Because of that many states have followed suit and have taken a wait and see approach to allowing CBD infused food. Until the FDA takes a stance there is risk that the demand for CBD may not hit the speculated national demand.

7. Sunjoined's continued distribution will rely on a series of applications being built to facilitate the business. The CEO, Lamar Wilson, has over 10 years experience creating enterprise applications for organizations but building a technical team can be difficult, especially remotely. Because technology is a huge part of the success of Sunjoined, there is a risk involved with making sure the tech is executed in a timely matter.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Lamar Wilson | CEO @ Sunjoined LLC | 2019 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Lamar Wilson | Managing Member | 2019 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Lamar Wilson | Membership Interests | 51.0% |
| Wilsondom LLC | Member Units | 49.0% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| | $500 | SAFE |

### Outstanding Debts

None.

### Related Party Transactions

| | |
|---|---|
| Name | Sunjoined Grow Fund 1 |
| Amount Invested | $104,000 |
| Transaction type | Other |
| Issued | 04/19/2019 |
| Relationship | Manager |

*Sunjoined Grow Fund 1 is a Joint Venture comprised of five entities, including primary voting member Wilsondom, LLC. Wilsondom has brought together other joint venturers to sponsor hemp farmers in multiple states. Lamar Wilson personally owns more than 20% in two of the Joint Venture parties, one of which is Wilsondom, LLC. The joint venture is not included in the newly created, Sunjoined LLC. Hemp materials grown from this joint venture may be available to Sunjoined LLC because of the the relationship with Wilsondom LLC.*

*Sunjoined Grow Fund 1 LLC, is a Kentucky llc created to manage the farms on behalf of the Joint Venture. It is managed by Wilsondom, LLC.*

## Use of Funds

| | |
|---|---|
| $50,000 | 35% towards Hiring, 35% towards grow facilities (Greenhouses and auxiliary buildings needed for growing year round indoors), 20% towards business development, 2.5% marketing, 7.5% towards Wefunder intermediary fee |
| $1,070,000 | 25% towards hiring, 15% towards land and grow facilities (Greenhouses and auxiliary buildings needed for growing year round indoors), 30% towards distribution development, 15% towards marketing, 7.5% equipment, 7.5% towards Wefunder intermediary fee |

## Capital Structure

This is an LLC with no issued units.

## Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.